Filed by Double Eagle Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Double Eagle Acquisition Corp.

Commission File No.: 1-37552

Double Eagle Acquisition Corp. Business Combination Presentation

August 21, 2017

Corporate Speakers:

•	Jeff Sagansky; Double Eagle Acquisition Corp.; Chief Executive Officer
•	Brad Soultz; Williams Scotsman International, Inc.; Chief Executive Officer
•	Tim Boswell; Williams Scotsman International, Inc.; Chief Financial Officer
•	Gerry Holthaus; Williams Scotsman International, Inc.; Chairman

Presentation

Operator: Good day ladies and gentleman and welcome to the Double Eagle Williams Scotsman transaction announcement call. At this times all participants are in a listen only mode. If anyone should require operator assistance please press star on your touch tone telephone. There is a presentation that was publicly filed with the SEC that will accompany today’s discussion. Please refer to that as the guide for today’s call. And for everyone on the phone, Double Eagle and Williams Scotsman will not be fielding any questions at this time. As a reminder this conference may be recorded. I will now turn our conference over to Jeff Sagansky, CEO of Double Eagle Acquisition Corp. You may begin.

Sagansky: Hello, I am Jeff Sagansky, the CEO of Double Eagle Acquisition Corp, the NASDAQ listed company that will be acquiring Williams Scotsman, which is a leader in the modular space leasing business. Starting on slide 3, Williams Scotsman, is a wholly owned subsidiary that will be carved out of a much larger entity, Algeco Scotsman, which, in turn, is wholly owned by one of the most successful private equity firms in Europe, TDR capital. TDR rolled up a large collection of modular space companies, in Europe, Australia and the US to form Algeco Scotsman. In this transaction, TDR will carve out the North American business, Williams Scotsman, and sell it to Double Eagle in order to delever the group and more importantly to take advantage of the growth and consolidation opportunities in the US.

TDR capital is taking no cash at all off the table in this transaction, but instead is committing $500 million of new capital to help take the company public and provide the growth capital that is needed to consolidate the US modular business. Algeco Scotsman is retaining a 10% minority ownership in Williams Scotsman as part of this transaction.

Harry Sloan, the cofounder of Double Eagle, and I are so enthusiastic about this opportunity that we are subjecting all of our founders shares to an earnout, such that half will vest when the post-closing share price increases by 25% over the $10 share price and then the other half when the share price hits $15. We are sharing some of our founder’s shares with TDR given their significant cash commitment to the business, and those shares will also be subject to this same earnout. Please turn to slide 4.

Why are Harry and I are so enthusiastic about this transaction? Really there are 4 reasons. First the strength of the core business. Adjusted EBITDA for the US business is growing at a 14% CAGR and the management believes that they can double the size of the business in the next five years from core growth alone. And management has been achieving these excellent results in the face of pretty tough capital constraints at the parent level. So this really goes to the strength of the management team. They are far outpacing both US construction spend and all of their competitors. And should Congress ever pass an infrastructure bill like the President is talking about well that’s like adding rocket fuel to Williams Scotsman. This is truly a $3 billion dollar management team managing a $1 billion company. But we don’t have to wait five years to double the size of the company. We can do it much faster, which leads to the second reason that we like this deal.

This is a fragmented business, Williams Scotsman has a 17% market share, but several of the big modular players are potential sellers. And the economics of modular consolidation are better than in any business we know of. They’re very compelling. And we will have the balance sheet to move fast on this front. Which leads to our third reason that we like this so much.

TDR capital which has owned this business for 10 years already believes so much in the consolidation play that they are committing an additional $500 million to make it happen. They have been in discussions directly with various modular space companies and are confident that consolidation can be a near term event.

And finally, we the Double Eagle investors are getting into this company at a significant discount to the key peer, Mobile Mini. When Williams Scotsman was previously public it had great fundamental shareholders like T.Rowe, BlackRock, Franklin and Lord Abbott. These are many of the names in Mobile Mini and we believe that there will be strong interest among the fundamental shareholders who invest in the space.

Double Eagle has signed a binding share purchase agreement and we intend to file with the SEC a registration statement on form S-4 by the first week of September. We expect to close the transaction by the end of October.

And with that I will turn it over to Brad Soultz, the CEO of Williams Scotsman, Tim Boswell, the CFO and Gerry Holthaus who will be the Chairman of the public company.

Soultz: Thank you Jeff. Welcome everyone, Williams Scotsman is a specialty rental services market leader providing innovative modular space and portable storage solutions across North America. We serve over 25,000 customers every day from 90 locations, staffed by 1,200 sales and service professionals who have over 34-million square feet of assets ready to mobilize. While most of our competitors typically supply the space unfurnished, at Williams Scotsman, our passion is to deliver an immediately functional solution to meet the customer’s needs. Our solutions are provided ‘Ready to Work’, so our customers can focus on what they do best, working the project, being productive, meeting their goals.

Indeed Williams Scotsman pioneered this industry over 50 years ago, and we continue to re-invent it. There are three key attributes that differentiates Williams Scotsman:

The first is Ready to Work – our customers value it and is driving our growth with highly accretive returns. The second is our Differentiated & Scalable Operating Platform – this includes sophisticated info management systems and our fleet and capital management processes. Third, we have a high degree of visibility into future performance – given the long life nature of our assets their average 3 year lease durations.

With that, I’d like you to turn to slide 7. As you do, you’ll realize the associated benefits of these attributes are apparent in our US business, which now drives 90% of our EBITDA and is growing at an impressive 14% EBITDA CAGR. This growth is driven by robust, diverse, end markets, our ‘Ready to Work’ solutions and our best-in-class pricing and capital management processes and tools. Our Other North America Segment which includes our operations in Canada, Alaska and Mexico offers further upside as Energy Markets recover. This growth has been achieved in a cash constrained operating environment given the relative high debt levels of our parent company. With greater access to capital, we can accelerate this organic growth and pursue highly accretive acquisitions.

As you turn to slide 8, I’ll share our view as to the strong underlying end market fundamentals. These end markets have been robust over the past few years and Williams Scotsman has outperformed them by a factor of two. As we look ahead, we expect these markets to remain robust, in fact, expanding at a 5% CAGR. Our outlook is aligned with Industry analysts. Further we feel there is plenty of headroom remaining in these US Markets which are still 30% below the peak levels of 2007. We believe the requisite investments that will be required to address the aging US Infrastructure issues are not fully contemplated in the aforementioned forecasts. We expect these investments to serve as an underpinning, and more likely a further catalyst, across most of our end markets. While the current US Administration pursues the reported $1 trillion spending bill, we are already seeing sizable commitments by investors which are both foreign, domestic, and private in nature.

As we turn to slide 9, it is apparent that our ‘Ready to Work’ solutions are valued by our customers and we have been very effective at realizing the value in improved monthly rental rates. The US Modular Space monthly delivered rates are over up over 50%, or an 11% CAGR since 2013 which is when we first began the launch of our enhanced Value Added Products and Services, we refer to as VAPS. Which we now market as the “Ready to Work’ solutions. The rate growth is driven half by the Ready to Work offering which is growing at a 26% CAGR and half by improved pricing. There is embedded revenue upside of over $40M due simply to the difference in average monthly rental rates as compared to those rates we are delivering product at now as units on rent return and are redeployed. Our unique and scalable operating platform, combining VAPS and price management tools outperforms Mobile Mini by over a factor of 2 during the same period.

With that I would like to introduce Tim Boswell, the Williams Scotsman CFO, to walk you through an overview of our Operating Platform, the compelling Economics associated with our Business and our 2018 Outlook.

Boswell: Thanks Brad.

The commercial momentum that we are seeing in our numbers is supported by investments we have made in the systems and processes behind our commercial organization and our supply chain in the past three years. Slide 10 presents some these core processes in detail. In short, our goal is to deliver as much value as possible to our customers, as capital efficiently as possible, based on the overall market opportunity that’s available to us. On the commercial side, we implemented a top-rated price optimization software in 2015, which is fully integrated with our CRM and quoting tools. With this tool, we leverage the data in our extensive transaction history to optimize the rental rates that we provide to our salesforce. We also have real-time visibility into pricing, discounting, and quoting behavior, which gives us the data with which to manage the sales team and adjust our strategy at the local level.

With regards to capital management, our corporate team leads a quarterly sales and operations planning process to ensure that existing assets are deployed as productively as possible and that new capital investments are directed where we have the highest marginal return on investment. We assess local market demand using the commercial tools I described, and we determine the most cost-effective means of supplying that demand through ready fleet, redeployments, refurbishments, and where necessary new purchases. This process culminates in demand-driven cash targets for every local market. Our General Managers in the branch network are then on the front lines handling day-to-day fleet management decisions with balanced incentives to grow the top-line, deliver EBITDA, and manage capital efficiently. These tools and processes are new within the past few years and represent a significant change versus how the business operated historically. And, most importantly, they are highly scalable and don’t change if we contemplate 2x or 3x our current volumes.

Moving to slide 12, we manage $1.2 billion of assets at Williams Scotsman, so being ruthless about capital allocation and ensuring that we deliver the returns that we underwrite, is a central responsibility. The unit economics underlying the business can be quite powerful and drive prolific cash generation. This page illustrates an example investment in a standard mobile office unit. The unit costs $28k and we outfit it with $2,400 of VAPS. We rent the unit alone for $600 per month, maintain the unit during the course of a 20-year life, and on average recoup 50% of original cost at the end of its useful life. This generates a 20% IRR and over 4x our investment, and we see more opportunities like this than we can afford to pursue given constraints of the past few years. Expanding our penetration of value added products acts as a multiplier on these unit economics. For less than 10% of the capital cost of a unit, we can increase monthly revenue by over 30%, increase IRRs to 25%, and shorten the payback period on the overall investment to 36 months. So while the underlying economics of fleet purchases are attractive, we go through a thorough quarterly process to allocate capital where we see the highest marginal ROI.

First, as I mentioned, we continue to fund the expansion of value-added products where we have clear line of site into substantial growth based on the spread that Brad described, between rates on recent unit deliveries versus the overall average rates across our portfolio.

Secondly, our existing modular space fleet in the U.S. was operating at 74% utilization as of June 30th and historically has operated at 82%, so we see an opportunity for capital efficient growth by driving utilization.

And lastly, given the scalability of our operating platform, we see highly accretive opportunities to expand by increasing fleet size via M&A and new fleet purchases.

Importantly, these capital investments are almost entirely discretionary in the short-run, which gives us significant flexibility to manage our free cash flow, depending on market conditions. Slide 12 presents a view of net capital expenditures and operating free cash flow over the past 14 years. As you can see on the left, in the years leading up to and after Williams Scotsman’s IPO in 2005, the company invested approximately $120M of net capex annually to support growth. Then, from 2008 to 2011, the Company generated over $600M of free cash flow as demand declined and we freed capital from surplus fleet, actually resulting in negative net capex in 2009 and 2010. In our holding company structure at the time, those funds were redistributed globally, however easily could have been reinvested in acquisitions, used to pay down debt, or distributed to shareholders. Since 2012, we’ve directed capital expenditures towards expansion in our upstream oil and gas markets and now most recently in our core U.S. lease fleet. The diversity of our business means that we have opportunities to redirect capital as market conditions change. And the long-lived nature of our fleet allows us to defer capital spending in the short- to-medium-term to generate cash. Given the attractive market opportunities currently in the U.S., we are investing to support growth and structuring our balance sheet accordingly in this transaction. In the context of this growth cycle and moving to slide 13, we are highly confident in our 2018 outlook, which simply assumes a continuation of the 14% Adjusted EBITDA growth we’ve delivered since 2015 in the United States and is supported by our rate and utilization trends as of June 30th this year.

With regards to rate, rates on new contracts delivered in Q2 are 21% above our overall portfolio average, driven by expanded VAPS penetration and absolute rental rate increases. Importantly Q2 rates delivered in the quarter are 12% above the overall averages assumed for 2018. So the $11M bar in our 2018 bridge here is simply based on the convergence of our portfolio to current rates over time. Regarding volume, U.S. modular space units on rent are up 3% since the start of the year, representing the strongest YTD growth since 2005. Units on rent today are within 2% of our projection for the end of 2018. We feel this remaining 2% gap is very attainable and as you’ll see in the appendix, we have double-digit growth in our leading volume indicators (such as quotations and deliveries) and market growth forecasts exceed 5% annually as Brad mentioned.

Last bullet on the page, our Other North America segment (which includes Canada, Alaska, and Mexico) is stabilizing and presents future upside. As Brad mentioned at the outset, the run-off of upstream oil & gas projects has offset growth in the U.S. since 2015. As this segment stabilizes, we believe momentum in our core U.S. leasing business will drive growth at the North America level, resulting in a projected 14% increase in Adjusted EBITDA in 2018.

Turning to slide 14, given the operating leverage in our platform, we see a meaningful opportunity to expand Adjusted EBITDA margins as we grow the top-line. Our Projected Adjusted EBITDA margin for 2017 is 28% (after incorporating estimated public company costs) and we see a clear bridge to 30% in our 2018 projection and beyond based on improvements in pricing, value-added products, and utilization.

These are the key levers driving profitability in the business. Changes in rate have 95% flow through to EBITDA, with virtually no variable cost other than commissions on new contracts. Increases in VAPS have approximately 80% flow through. Increases in unit on rent have approximately 70% flow through. Grounding ourselves in recent performance, $33M of projected revenue growth in the U.S. since 2015 will result in a $27 million increase in Projected Adjusted EBITDA in 2017, which represents 82% conversion of incremental revenue to Adjusted EBITDA. Altogether we are very excited about our organic outlook. However, we believe layering acquisitions on top of this already high-performing platform can accelerate growth and drive another 300-500 basis points of margin expansion. With that I’d like to hand it to our Chairman, Gerry Holthaus, who will discuss our approach and rationale for structuring the balance sheet, and the consolidation opportunity we see in North America. Gerry?

Holthaus: Thanks Tim. I’m going to ask you to turn to page 15, you can see the sources and uses schedule for this transaction. Significant investment will be made by DEAC and TDR. DEAC committing $500 million of equity, TDR at the same time committing a total of $500 million as well, split between equity of $207 million and an additional capital commitment of $293 million. Including undrawn ABL of $410m, and cash from the balance sheet of $125mm, growth capital will be available in excess of $800mm, with leverage on the balance sheet of 3 times. This provides substantial dry powder for growth with a well-capitalized balance sheet.

If we turn to the next page, we talk a little bit about the market and consolidation. So the market, as you can see from the pie chart, is very fragmented, which we believe creates significant M&A opportunities. The top 2 players, Williams Scotsman and ModSpace, have approximately 33% market share. The next 8 have also 33% market share. These are regional players owned primarily by private equity and family owned businesses. The remaining 33% are small mom & pops with average fleet size of about 1,000 units. Also creating significant M&A opportunities as we go forward. The market overall is a $5 billion market. I should point out that Williams Scotsman did announce a deal with ModSpace in 2016. ModSpace subsequently filed for and has emerged from bankruptcy. The ownership structure of many of these companies it’s important to note, are private equity or privately owned, creating opportunities for M&A as these owners seek liquidity.

If you turn to the next page, the split of these cost synergies is fairly typical, with 50% in headcount reductions, 25% in real estate consolidation and 25% from economies of scale. Considering commercial convergence with Williams Scotsman would also generate value creation through overlay of our VAPS strategy, implementation of our pricing tools and strength of our operating platform. The result is a post synergy multiple reduction, due to operating leverage. Because of fragmented market, we believe other M&A opportunities should provide similar upside.

As we move to the next page, Jeff mentioned earlier that we were a public company. And we were public from September of 2005 until June of 2007. During that time, share price appreciated 75%, and the stock outperformed the S&P by 2X. During this period of time, revenue grew by 25%, but more importantly EBITDA increased by 47%. Clearly shareholders were very well rewarded for their investment in Williams Scotsman. And as you heard I mentioned earlier, we expect many of these same Shareholders to invest in the company when it is public. I think when you look at this slide, it is also worthy to note that our primary peer was Mobile Mini, and we traded in parity with them while we were public. As we turn to the next page, we look at our comparison to Mobile Mini as a peer. We expect them again to be our primary peer. We see significant potential to expand our multiple compared to them. First of all we know we are both are specialty rental businesses with long lived assets. But we believe Williams Scotsman has clear differentiators. First of all, we’re a pure play on US economic growth story. Second, we have faster organic growth due to superior pricing increases and successful VAPS strategy. Third, we have strong visibility for EBITDA expansion, and in fact if we look at the data on the left of the chart, for the period of 2016 to 2018, EBITDA is growing at a faster pace than Mobile Mini. So if we look at our history with merger and acquisition activity, we’ve done a number of transactions in our past and as you can see from the previous slide, we’ve had the opportunity to evaluate ModSpace in terms of synergy opportunity as well.

We turn to the next page and we summarize our model and our growth opportunity. First of all, Williams Scotsman has 35 month average lease duration, which affords good line of sight for revenue growth, with meaningful rate upside. The US business growth is strong with 14% adjusted EBITDA CAGR for the period 2015 to 2018. 30% EBITDA adjusted margin is expected for 2018 from our market leadership position and our commercial excellence initiatives. Asset returns in our business have 20% IRRs, and our assets have 20 year economic lives. The business model has excellent cash generation capabilities, with impressive flexibility in management of CAPEX, as business has 36 month payback period of new unit investments.

As I hope you can see from our presentation, the business will have a strong balance sheet levered at 3.0X, our operating platform is well developed and expandable, the industry is ripe for consolidation, and our management team is outstanding and excited to grow this business. All of which leads to a unique opportunity for value creation. With that I’ll turn it over to Jeff for any closing remarks.

Sagansky: Hi this is Jeff Sagansky again. Thank you everyone for joining us. Our SPA, Press Release, and presentation can be found at sec.gov under Double Eagle Acquisition Corp. Thank you.